SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____	No X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement on resolutions passd at the seventeenth meeting of the third session of the Board of Directors of China Petroleum & Chemical Corporation (the “Registrant”), issued by the Registrant on November 16, 2007.

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on Resolutions Passd at the Seventeenth Meeting of the

Third Session of the Board of Directors

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

The seventeenth meeting (the "Meeting") of the Third Session of the Board of Directors (the "Board of Directors") of China Petroleum & Chemical Corporation (the "Sinopec Corp.") was convened by way of written resolutions in Beijing on 16 November 2007. All of the directors attended the Meeting.

The resolutions in respect of the issuance of convertible bonds with detachable warrants (the "Issuance") were passed at the third extraordinary general meeting (the "EGM") of Sinopec Corp. and the director and/or secretary to the Board were authorised to deal with the relevant matters related to the Issuance, including the adjustment of the use of proceeds from the Issuance, the "Management Method of the Use of Proceeds", the determination of the designated account for the proceeds from the Issuance, and the "Rules Governing Meetings of Bond Holders". It was resolved as follows:

I.	The proposal for the authorisations to director and/ or board secretary to complete matters related to the Issuance was approved.

Director Dai Houliang and/ or Mr. Chen Ge, the secretary to the Board of Directors, were authorised to deal with matters related to the Issuance, including but not limited to:

1.
Subject to the laws, regulations, CSRC rules and other regulatory rules and to the extent of the scope as permitted by the Articles of Association of Sinopec Corp. ("Articles of Association"), Mr. Dai Houliang was authorised to determine the specific terms and issue plan prior to the Issuance in accordance with the requirements of the regulatory authorities and in view of the actual conditions of

Sinopec Corp., to formulate and implement the final proposals for the issue of Bonds with Warrants and to decide on the timing of the Issuance.

2.
Mr. Dai Houliang was authorised to determine the specific arrangements on the use of proceeds as approved at the EGM. Subject to the applicable laws in the Mainland China at the time of the Issuance, Mr. Dai Houliang was authorised to adjust the issue plan and the use of proceeds in case the Chinese government promulgates any new regulations in relation to the issuance of Bonds with Warrants, or the regulatory authorities stipulate new requirements, or there are changes in the market conditions;

3.	Mr. Dai Houliang was authorised to produce, amend, file the application materials of the Issuance in accordance with the requirements of the securities regulatory authorities;

4.
Mr. Dai Houliang was authorised to amend, supplement, execute, submit, report and implement the agreements, contracts and documents (including but not limited to guarantee contracts) during the course of the Issuance;

5.
After the exercise of the warrants, Mr. Chen Ge was authorised to make necessary and appropriate amendments to Articles 20 and 23 of the Articles of Association according to the actual exercise conditions to reflect the changes in the shareholdings, registered capital of Sinopec Corp. made under this resolution;

6.	Mr. Chen Ge was authorised to execute the engagement agreements with the sponsors (lead underwriters) and other intermediaries in respect of the Issuance;

7.	Mr. Chen Ge was authorised to deal with matters relating to the listing of the Bonds with Warrants;

8.	Mr. Chen Ge was authorised to deal with other matters relating to the Issuance.

II.	The proposal forthe adjustment of the use of proceeds from the Issuance was approved.

The use of proceeds from the Issuance was approved to be adjusted within the scope of the use of proceeds as approved by shareholders at the EGM.

The original proposal for use of proceeds was as follows:

"The proceeds from the issuance of the bonds will be applied to the Sichuan-to-East China Gas Project, Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, and to the repayment of bank borrowings. The proceeds from the exercise of the Warrants will be applied to the Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan 0.8 million tpa ethylene project, Shengli Oilfield key production capacity construction and production capacity construction on the new Tahe Oilfied areas.

In the event that the proceeds raised from this issuance are not sufficient to finance these projects, or the availability of the proceeds is not consistent with the progress of these projects, Sinopec Corp. will complete the investment in the projects with its own resources, bank borrowings or by other ways of debt financing. Once the proceeds are sufficient, Sinopec Corp. will prioritise their use according to the needs of the projects stated above. Any surplus from the proceeds raised will be applied to repay bank borrowings and supplement working capital."

The use of proceeds was approved to be adjusted as follows:

"The proceeds from the issuance of the bonds will be applied towards the Sichuan-to-East China Gas Project, Tianjin 1 million tpa ethylene project, ZhenHai 1 million tpa ethylene project, and towards the repayment of bank borrowings. The proceeds from the exercise of the Warrants will be applied towards the Tianjin 1 million tpa ethylene project, ZhenHai 1 million tpa ethylene project, Wuhan 0.8 million tpa ethylene project, towards the repayment of bank borrowings or supplementing working capital.

In the event that the proceeds raised from this issuance are not sufficient to finance these projects, or the availability of the proceeds is not consistent with the progress of these projects, Sinopec Corp. will complete the investment in the projects with its own resources, bank borrowings or by other ways of debt financing. Once the proceeds are sufficient, Sinopec Corp. will prioritise their use according to the needs of the projects stated above. Any surplus from the proceeds raised will be applied to repay bank borrowings and supplement working capital."

III.	The "Management Method of the Use of Proceeds" was approved.

The "Management Method of the Use of Proceeds of China Petroleum & Chemical Corporation" was approved.

IV.	The designated account of the proceeds from the Issuance was approved.

The proceeds from the Issuance will be deposited in the designated account of Sinopec Corp., the opening branch of which is He Ping Li sub-branch, Beijing Branch of the Industrial and Commercial Bank of China, and the account number is 0200004229200104280.

V.	The "Rules Governing Meetings of Bond Holders" was approved and the director was authorised to amend it.

The "Rules Governing Meeting of Holders of Convertible Bonds with Detachable Warrants of China Petroleum & Chemical Corporation" was approved. Mr. Dai Houliang was authorised to amend it before the publication of the offering circular pursuant to the requirements of the securities regulatory authorities or as circumstances demands.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC, 16 November 2007

As at the date of this Announcement, the directors of Sinopec Corp. are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: November 19, 2007